                                                                 AMEX “REX”
                                                           TSX Exchange “VIR”
ViRexx Medical Corp.                                                                                                             For Immediate Release

VIREXX ANNOUNCES THIRD QUARTER RESULTS

EDMONTON, ALBERTA - November 14, 2007 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumours, today announced its financial and operational results for the three-month and nine-month periods ended September 30, 2007.

“With the 118th relapse event in IMPACT II complete we anticipate the initial data analysis from the two identical OvaRex® MAb Phase III trials, IMPACT I and IMPACT II, to be available prior to the end of 2007. We expect these data to provide the definitive answer on the value of OvaRex® MAb for late-stage ovarian cancer patients in the watchful waiting period, for which no existing therapies have received approval,” said Darrell Elliot, Executive Chairman of ViRexx Medical Corp. “Meanwhile, we continue to advance the development of our earlier stage immunotherapies from our Chimigen™ platform. We have made substantial progress in the selection of a lead Hepatitis C vaccine candidate to take into clinical trials and we continue to optimize the production of our Hepatitis B vaccine candidate prior to initiating further clinical work.”

Operational Update
•
IMPACT II, the second of two identical Phase III trials evaluating OvaRex® MAb as a treatment of late-stage ovarian cancer reached the 118th relapse event during the third quarter. The Phase III trials are being conducted by ViRexx’s licensee, Unither Pharmaceuticals, Inc. (Unither), a subsidiary of United Therapeutics Corporation (NASDAQ: UTHR). Unither reported in December of 2006 that IMPACT I had reached the 118th event and has subsequently reported that 134 patients have relapsed in this trial. ViRexx anticipates the initial data analysis to occur after the complete clinical data set is obtained for all patients and the data are unblinded. We expect to receive the preliminary data analysis from Unither in late 2007 or early 2008.This initial analysis, will reveal whether OvaRex® MAb was successful in significantly prolonging the time to disease relapse in the ovarian cancer patients in the OvaRex® MAb arm compared to those in placebo arm.

•
The technology transfer with ViRexx’s European manufacturing partner, Tecnogen S.C.p.A (Tecnogen), a subsidiary of Sigma-Tau Finanziaria S.p.A, continued to progress during the third quarter. Tecnogen will manufacture and supply OvaRex® MAb to ViRexx’s European licensing partners. Tecnogen is currently on schedule in the renovation of their facilities to create a dedicated OvaRex® MAb production area.

•
ViRexx continues to pursue discussions with potential partners for Occlusin® 50 Injection, a treatment for primary liver cancer. A Phase I safety trial in liver cancer patients was completed in the third quarter and the product was found to be safe, simple to administer, and effective as an embolic agent. There were no clinically important safety concerns related to the treatment.

•
Preclinical testing continued of the Company’s Occlusin® 500 Artificial Embolization Device, an embolic agent designed to treat hypervascular tumours including uterine fibroids. Two GMP batches of product material have been completed to date and the Company expects to complete the preclinical testing in the first half of 2008.

•
Two Chimigen™ Hepatitis C therapeutic vaccine candidates are currently being evaluated for scaled up production and immune responses in both ex vivo assay systems. ViRexx has also produced and is currently evaluating several potential Chimigen™ Avian Influenza Vaccine candidates for efficacy.

•
The identification of the most appropriate Chimigen™ Hepatitis B therapeutic vaccine candidates and their evaluation are continuing. Better production methods are being used to produce the most appropriate vaccine candidates which are currently being evaluated for efficacy, in both ex vivo and in vivo experiments.

•	Darrell Elliott was appointed a Director, Chairman of the Board of Directors and Interim Chief Executive Officer on September 21, 2007.

•	Erich Bam, CA(SA) was appointed Interim Chief Operating Officer as of October 12, 2007.

•
Gary Woerz, MBA, is not responsible presently for the day-to-day financial operations of the company. Brent Johnston, CA, the Acting Chief Financial Officer is presently responsible for the day to day financial operations of the Company.

•
On September 24, 2007, PricewaterhouseCoopers LLP, resigned as our external auditors on their own initiative. The Audit Committee and the Board of Directors accepted their resignation. The related auditor’s reports for the two years ended December 31, 2005 and 2006 did not contain any reservations as to departures from GAAP or limitations in scope. In connection with those two audits through September 24, 2007, there were no reportable events requiring disclosure to regulatory authorities. On October 30, 2007, through a competition Deloitte & Touche LLP accepted appointment as successor auditor.

Financial Highlights

(All amounts reported are in Canadian dollars unless otherwise stated)

The Company recorded a net loss for the three-month period ended September 30, 2007 of $1,914,773 or ($0.03) per share, as compared with a net loss of $3,364,719 or ($0.05) per share for the three-month period ended September 30, 2006. The Company reported a net loss for the nine-month period ended September 30, 2007 of $8,026,394 or ($0.11) per share, as compared with $8,999,368 or ($0.13) per share, for the same period last year.

Research and development expenses for the three-month and nine-month periods ended September 30, 2007, totalled $1,209,614 and $3,689,410 respectively, compared with $1,505,654 and $4,524,977 for the corresponding periods ended September 30, 2006. The difference in research and development expenses was due to a number of factors including: a decrease in contract research costs, the completion of the clinical studies of Chimigen™ Hepatitis B vaccine in 2006, and a decrease in employee related costs due to the staff reduction and restructuring announced in November 2006.

Corporate administrative expenses for the three-month and nine-month periods ended September 30, 2007 totaled $490,114 and $3,461,895 respectively, compared with $1,298,642 and $3,537,771 for the corresponding periods last year. The difference in the three-month period costs is due to a number of factors including a change of circumstances and estimate of costs of $538,500 for a legal claim related to the cancelled $15 million public offering, a decrease in business development costs related to a staff reduction as part of the management change in the second quarter of 2007 and the staff restructuring and reduction announced in November of 2006. The difference in the nine-month period costs was due to legal and advisory costs associated with the effects of the Schedule 13D filing.

At September 30, 2007, the Company’s cash and cash equivalents totalled $3,908,735 as compared with $10,742,191 at December 31, 2006. As of September 30, 2007, ViRexx had $3,039,132 in working capital, defined as current assets less current liabilities. Based on this amount, management believes ViRexx will be able to fund planned operations into the first quarter of 2008. Management is currently evaluating all future financing alternatives. The timing and required amount of funding requirements may vary depending on a number of factors including: the progress of our research programs, our ability to meet milestones and receipt of approvals from government regulators.

At September 30, 2007, the Company had 72,760,717 shares outstanding. The number of stock options and warrants outstanding at September 30, 2007 is 3,914,357 and 14,618,172 respectively and could generate proceeds of approximately $25 million if exercised.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumours.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Darrell Elliott Interim Chief Executive Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com

Financial statements attached:

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Balance Sheets
(Unaudited - Prepared by Management)
_________________________________________________________________________________________________________________________
(expressed in Canadian dollars)

The interim consolidated financial statements included herein dated September 30, 2007 have not been reviewed by the Company’s external auditors, nor have the external auditors been involved in the preparation of these interim financial statements. These statements should be read in conjunction with the Company’s 2006 Audited Financial Statements.

	As at	As at
	September 30, 2007	December 31, 2006
	$	$
Assets

Current assets
Cash	368,625	405,354
Short-term investments	3,540,110	10,336,837
Prepaid expenses and deposits	341,515	168,502
Other current assets	254,655	194,476

	4,504,905	11,105,169
Property and equipment	399,684	475,079
Acquired intellectual property	25,502,659	27,369,445

	30,407,248	38,949,693
Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,458,215	1,591,095
Current portion obligations under capital lease	7,558	7,108
	1,465,773	1,598,203
Obligations under capital lease	-	5,351
Future income taxes	4,485,735	5,346,990
	5,951,508	6,950,544
Commitments and contingencies

Shareholders’ Equity

Common shares - no par value, unlimited shares authorized, 72,760,717 shares issued and outstanding (December 31, 2006 - 72,760,717)	54,064,680	54,064,680
Contributed surplus	12,231,625	11,748,640
Deficit accumulated during development stage	(41,840,565)	(33,814,171)
	24,455,740	31,999,149
	30,407,248	38,949,693

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statements of Loss, Comprehensive Loss and Accumulated Deficit
(Unaudited - Prepared by Management)
_____________________________________________________________________________________________________________________________________________
(expressed in Canadian dollars)

	Three-month period ended		Nine-month period ended

	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
	$	$	$	$
Revenue	-	-	-	-

Expenses
Corporate administration	490,114	1,298,642	3,461,895	3,537,771
Research and development	1,209,614	1,505,654	3,689,410	4,524,977
Amortization	653,869	661,397	1,955,626	2,105,989
	2,353,597	3,465,693	9,106,931	10,168,737
Loss from operations	(2,353,597)	(3,465,693)	(9,106,931)	(10,168,737)

Other income (expenses)
Gain (loss) on foreign exchange	27,546	(7,641)	34,379	(20,513)
Interest	38,778	108,615	184,903	303,435
	66,324	100,974	219,282	282,922

Loss before income taxes	(2,287,273)	(3,364,719)	(8,887,649)	(9,885,815)

Future income tax recovery	(372,500)	-	(861,255)	(886,447)

Net loss and comprehensive loss	(1,914,773)	(3,364,719)	(8,026,394)	(8,999,368)

Accumulated deficit - Beginning of period	(39,925,792)	(21,955,445)	(33,814,171)	(16,320,796)

Accumulated deficit -	(41,840,565)	(25,320,164)	(41,840,565)	(25,320,164)
End of period

	$	$	$	$

Basic and diluted loss per share	(0.03)	(0.05)	(0.11)	(0.13)

	#	#	#	#
Basic and diluted weighted average number of common shares outstanding	72,760,717	70,342,535	72,760,717	68,179,205

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statements of Cash Flows
(Unaudited - Prepared by Management)
_____________________________________________________________________________________________________________________________________________
(expressed in Canadian dollars)

	Three-month period ended		Nine-month period ended

	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
	$	$	$	$
Cash provided by
(used in)

Operating activities
Net loss for the period	(1,914,773)	(3,364,719)	(8,026,394)	(8,999,368)
Items not affecting cash
Amortization	653,869	661,397	1,955,626	2,105,989
Stock-based compensation	55,627	193,510	482,985	522,617
Future income taxes	(372,500)	-	(861,255)	(886,447)
	(1,577,777)	(2,509,812)	(6,449,038)	(7,257,209)
Net change in non-cash working capital items
(Increase) decrease in other current assets	(36,602)	54,788	(60,179)	3,652
Decrease (increase) in prepaid expenses and deposits	88,565	94,500	(173,013)	(82,637)
(Decrease) increase in accounts payable and accrued liabilities	(266,103)	86,231	(132,880)	616,179
	(1,791,917)	(2,274,293)	(6,815,110)	(6,720,015)

Financing activities
Repayment of obligations under capital lease	(2,116)	(592)	(4,901)	(592)
Issuance of share capital - net of share issue costs	-	-	-	12,159,399
	(2,116)	(592)	(4,901)	12,158,807

Investment activities
Acquisition of property and equipment	(13,445)	(13,355)	(13,445)	(88,301)
Purchase of short-term investments	(2,348,856)	(241,760)	(2,389,927)	(11,608,943)
Redemption of short-term investments	3,156,404	2,440,000	9,186,654	6,130,000
	794,103	2,184,885	6,783,282	(5,567,244)

Decrease in cash	(999,930)	(90,000)	(36,729)	(128,452)
Cash - Beginning of period	1,368,555	319,480	405,354	357,932
Cash - End of period	368,625	229,480	368,625	229,480